Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
December 1, 2020
VIA EDGAR
Mr. John Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses to the comments that we received from you by telephone on October 27, 2020 regarding Post-Effective Amendment No. 279 to the Registration Statement on Form N-1A for the Direxion World Without Waste ETF, (the “Fund”), a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on September 10, 2020. Your comments and the Trust’s responses are set forth below.
1) Please complete the Annual Fund Operating Expenses table and the Expense Example table.
The Registrant revised the tables to replace bracketed information with the appropriate numerical figures.
2) Please explain how the name “World Without Waste ETF” is not misleading under Section 35(d) of the Investment Company Act of 1940, as amended (“1940 Act”), and the rules promulgated thereunder, or otherwise, considering that the Index, and consequently the Fund’s portfolio holdings, are not limited to companies representative of environmental conservation, recycling or renewables. In particular, explain how companies like Ebay, Netflix, Twitter, Facebook, Adobe, Oracle, Cisco and Norton LifeLock, which are constituents of the Index, do not make the name World Without Waste misleading.
The phrase “World Without Waste” is not subject to Rule 35d-1, as adopted pursuant to Section 35(d) of the 1940 Act (“Names Rule”), because it suggests an investment strategy rather than a security type. The Names Rule requires a fund to adopt an 80% investment policy where the fund’s name suggests it focuses its investments in a particular type of investment, a particular industry, or a particular country or geographic area, or instances where the fund’s name suggests it is exempt from certain taxes. The phrase “World Without Waste” does not fall into any of those categories and, therefore, does not require the Fund to have an 80% policy with respect to any investment type.
Here, the phrase “World Without Waste” refers to the Fund’s investment strategy. The SEC has recently requested comments on the Names Rule, including on its application to the term “ESG,” which, similar to “World Without Waste,” may be used to convey a strategy rather than an investment type. See SEC, Request for Comments on Fund Names, Release No. IC–33809 (Mar. 6, 2020), https://www.sec.gov/rules/other/2020/ic-33809.pdf (and responsive comment letters noting that ESG and related terms may connote an investment strategy and not an investment type).
The Fund’s investment objective is to seek to track the Indxx US Circular Economy Index (“Index”). Consistent with that objective, and as required by the Names Rule, the Fund has an 80% policy with respect to the securities that comprise the Index. As a result, the Fund is fully in compliance with the Names Rule.
Nevertheless, the Staff questions whether the name “World Without Waste” is misleading in light of the Index’s constituents and the Fund’s portfolio holdings not being limited to companies that, in the Staff’s opinion, are representative of environmental conservation, recycling, or renewables. In particular, the Staff questions the inclusion in the Index of certain companies, including Ebay, Netflix, Twitter, Facebook, Adobe, Oracle, Cisco, and Norton LifeLock. While the Registrant will not attempt to address the Staff’s concerns about each of the Index constituents identified above given that there is no regulatory requirement for every constituent in an index (or fund) to be representative of its name, it will seek to explain the thematic nature of the Index, which seeks to identify companies that participate in, and benefit from, the circular economy. Wikipedia defines the “circular economy” as follows:
“an economic system aimed at eliminating waste and the continual use of resources. Circular systems employ reuse, sharing, repair, refurbishment, remanufacturing and recycling to create a closed-loop system, minimizing the use of resource inputs and the creation of waste, pollution and carbon emissions. The circular economy aims to keep products, equipment and infrastructure in use for longer, thus improving the productivity of these resources. All "waste" should become "food" for another process: either a by-product or recovered resource for another industrial process or as regenerative resources for nature (e.g., compost). This regenerative approach is in contrast to the traditional linear economy, which has a "take, make, dispose" model of production.”
In this regard, the Index defines the term “waste” broadly and as a function of the linear economy. By contrast, the Staff’s comment is premised on a narrow definition of the term “waste.” Specifically, the Staff seems to interpret the term to mean physical waste, i.e. the contents of a landfill, and therefore suggests that the Fund’s holdings should be representative of environmental conservation, recycling, or renewables. Waste, however, can take many forms, and in this instance the word is used to mean all types of waste inherent in a linear (one-use in one-place) economy (as compared to a circular one).

Consistent with this definition of “waste,” the Index underlying the Fund seeks to identify companies that, among other things, promote the reuse of a good (e.g., Ebay), the sharing of a good (e.g., Netflix, Facebook, Twitter), the recycling of a good, the minimization of wasted resources (such as office space), and the minimization of waste, pollution and carbon emissions. In this vein, the Index methodology selects companies that represent the circular model of an economy such as those that: provide renewable energy; enable increased utilization rates of products by making possible shared use or access; recover useful resources/energy out of disposed products or by-products; offer product access and retain ownership to capture the benefits of circular resource productivity; and those that extend the working lifecycle of products and components by repairing, upgrading and reselling them.
Such a reduction of waste both benefits, and is propelled by, many of the Index constituents cited by the Staff as causing the Index to be misleading. For example:
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Netflix, which falls into the subscription economy category under the Index’s “product as a service” sub-theme, may reasonably be deemed to reduce waste by, among other things, distributing movies simultaneously to multiple households, when such households previously would have had to drive to a movie theatre and such movies would have to have been physically transported from cinema to cinema thereby, reducing vehicle emissions.
•
Twitter and Facebook are social media platforms of shared use, access, and ownership, which may reasonably be deemed to reduce waste by dramatically reducing the historical transaction costs inherent in communications. Whereas, in the past, communications such as those facilitated by Twitter and Facebook would have required massive letter writing campaigns, resulting in tree destruction, paper production, stamp payments, postal vehicle emissions and other transaction costs, such communications can now be conducted through social networking platforms at almost no cost.
And much of the waste reduction achieved by companies in the circular economy is made possible because of the internet.
•
Software and internet technology companies like Adobe, Oracle, Cisco and Norton have proved to be critical to internet operation and remote work infrastructure. Indeed, Adobe is arguably a natural choice for selection by the Index since its document processing software “Adobe Acrobat” functions on one of the most common file formats to transact business over the internet (pdf), even allowing for mark-ups to be done electronically without requiring physical copies to be printed for exchange. The work Adobe enables allows business to occur in any geographic location in the world, cutting down on various forms of waste, including wasted paper and travel time.
•
Internet infrastructure companies, such as Oracle, Cisco, and NortonLifeLock, all ensure smooth functioning of internet applications and allow business to transact securely over the internet. Indeed, they are proving to be so effective that many businesses are re-considering their brick-and-mortar office space requirements in favor of more frequent work-from-home opportunities for employees. Not only does this have the potential to reduce the amount of vehicle traffic on the roads and the time that is wasted as a consequence, but it also could afford businesses the opportunity to save costs associated with leasing office space.
These same types of waste are avoided by peer-to-peer lending and crowdfunding platforms, with which the Staff also took issue. Again, these issuers are included in the Index as shared use/access/ownership issuers. They allow individuals to access or provide certain financial resources, including loans and investments, through the internet. More specifically, they allow one party with savings to lend or invest such savings with minimal transaction costs; and they allow a counterparty to borrow or receive such money on the same nearly costless terms. This connection of potential lenders with potential borrowers and potential investors with “issuers” through online services reduces the amount of time and financial resources (i.e., transaction costs) that each would otherwise have had to expend to transact through traditional financing channels.
For the reasons explained above, Registrant believes that the name of the Fund, inclusive of the phrase “World Without Waste,” is not misleading. In sum, the Index seeks to identify, and the Fund seeks to invest, in companies that drive and/or benefit from a circular economy, consistent with the goal of the circular economy being to minimize or eliminate all types of waste, not just landfill waste.
3) Please add to the Principal Investment Strategy section a statement that describes the final step in the Index composition relating to the selection of the top ten companies from each sub-theme by largest total market capitalization to comprise the Index.
The Registrant has added this element of the Index methodology to the Principal Investment Strategy disclosure.
4) Remove the second sentence on page two of the Prospectus as repetitive of the last sentence on page one.
Registrant understands the Staff’s comment to pertain to the italicized text in the Fund’s disclosure, as quoted below:
The Fund uses a “passive” or indexing approach to attempt to achieve its investment objective. The Fund does not try to outperform the Index and does not generally take temporary defensive positions. Although the Fund intends to fully replicate the Index, at times the Fund may hold a representative sample of the securities in the Index that have aggregate characteristics similar to those of the Index. This means the Fund may not hold all of the securities included in the Index, its weighting of investment exposure to such stocks or industries may be different from that of the Index and it may hold securities that are not included in the Index.

The Fund may utilize exchange-traded funds (“ETFs”) and other investment companies to fully replicate the Index or hold a representative sample of securities in the Index. The Fund will rebalance its portfolio when the Index rebalances. Additionally, if the Fund receives a creation unit in cash, the Fund repositions its portfolio in response to assets flowing into or out of the Fund.
The Registrant has removed the second italicized sentence.
5) Please include risk disclosure that explains that because the Fund has a strategy to invest at least 80% of its assets in companies that the Index categorizes as comprising the circular economy, some investment opportunities that perform better than those included in the Index may be omitted, and therefore investors in the Fund will not gain exposure to those opportunities through their investment in the Fund.
The Registrant has updated the “Index Correlation/Tracking Risk” disclosure to incorporate the disclosure noted above.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC